EXHIBIT 17.1

August 16, 2007

Neil Roth
Xtreme Products, Inc.
2120 Jadeleaf Ct
Las Vegas, NV 89134

Re: Belarus Capital Corp.

Dear Mr. Roth,

Effective immediately, I am resigning as Director, President, Secretary and Treasurer of Belarus Capital Corp., a Colorado corporation (the "Registrant"). My resignation was not due to any disagreement with the Registrant on any matter relating to the Registrant's operations, policies or practices.

Yours Truly,

_______________________________
Lauren Scott